EXHIBIT 23.1

CONSENT OF KPMG LLP

The Board of Directors
NVIDIA Corporation:

We consent to incorporation by reference in this registration statement on Form S-8 of NVIDIA Corporation of our report dated April 29, 2002, relating to the consolidated balance sheets of NVIDIA Corporation and subsidiaries as of January 27, 2002 and January 28, 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 27 2002 and the related schedule, which report is included in Form 10-K of NVIDIA Corporation for the fiscal year ended January 27, 2002.

Our report dated April 29, 2002, contains an explanatory paragraph that states that the consolidated balance sheet as of January 28, 2001 and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the years in the two-year period then ended have been restated.

Mountain View, California September 19, 2002	/s/ KPMG LLP